**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

_____

## Form 10-Q

☑   **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE QUARTER ENDED MARCH 31, 2002.**

**or**

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

**Commission File Number: 000-24786**

_____

# Aspen Technology, Inc.

*(Exact name of registrant as specified in its charter)*

| **Delaware** | **04-2739697** |
|---|---|
| *(State or other jurisdiction of* | *(I.R.S. Employer* |
| *incorporation or organization)* | *Identification No.)* |

**Ten Canal Park, Cambridge, Massachusetts 02141**
*(Address of principal executive office and zip code)*

**(617) 949-1000**
*(Registrant's telephone number, including area code)*

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:   ☑ Yes   ☐ No

As of May 13, 2002, there were 35,488,520 shares of the registrant's common stock (par value $.10 per share) outstanding.

# TABLE OF CONTENTS

# Item 1.  *Financial Statements*

## ASPEN TECHNOLOGY, INC.

## CONSOLIDATED CONDENSED BALANCE SHEETS

| | March 31, 2002 | June 30, 2001 |
|---|---|---|
| | (Unaudited and in thousands) | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $103,174 | $ 36,633 |
| Short-term investments | 14,624 | 31,005 |
| Accounts receivable, net | 81,152 | 86,737 |
| Unbilled services | 32,388 | 29,652 |
| Current portion of long-term installments receivable, net | 22,865 | 31,094 |
| Deferred tax asset | 3,252 | 3,252 |
| Prepaid expenses and other current assets | 21,304 | 17,591 |
| Total current assets | 278,759 | 235,964 |
| Long-term installments receivable, net | 32,343 | 43,428 |
| Property and leasehold improvements, at cost | 122,296 | 112,935 |
| Accumulated depreciation and amortization | (77,630) | (69,659) |
| | 44,666 | 43,276 |
| Purchased intellectual property, net | 29,600 | — |
| Computer software development costs, net | 10,514 | 8,539 |
| Other intangible assets, net | 16,194 | 19,612 |
| Goodwill, net | 24,276 | 24,352 |
| Deferred tax asset | 18,509 | 15,686 |
| Other assets | 14,885 | 15,737 |
| | $469,746 | $406,594 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Current portion of long-term debt | $ 3,063 | $ 2,539 |
| Current portion of obligation subject to common stock settlement | 29,600 | — |
| Accounts payable and accrued expenses | 46,619 | 62,959 |
| Unearned revenue | 21,308 | 18,711 |
| Deferred revenue | 29,050 | 24,341 |
| Total current liabilities | 129,640 | 108,550 |
| Long-term debt and obligations, less current maturities | 5,247 | 1,899 |
| 5 1/4% Convertible subordinated debentures | 86,250 | 86,250 |
| Deferred revenue, less current portion | 4,983 | 8,190 |
| Other liabilities | 635 | 635 |
| Stockholders' equity: | | |
| Preferred stock | 49,202 | — |
| Common stock | 3,216 | 3,157 |
| Warrants outstanding | 7,875 | — |
| Additional paid-in capital | 233,807 | 228,976 |
| Accumulated deficit | (44,161) | (24,127) |

| | | |
|---|---:|---:|
| Accumulated other comprehensive loss | (4,919) | (4,751) |
| Deferred compensation and notes receivable from stockholders | (1,527) | (1,683) |
| Treasury stock, at cost | (502) | (502) |
| Total stockholders' equity | 242,991 | 201,070 |
| | $469,746 | $406,594 |

The accompanying notes are an integral part of these financial statements.

# ASPEN TECHNOLOGY, INC.

## CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

| | Three Months Ended March 31, | | Nine Months Ended March 31, | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| | (Unaudited and in thousands, except per share data) | | | |
| Software licenses | $37,380 | $34,224 | $ 96,550 | $107,436 |
| Service and other | 46,086 | 46,092 | 140,102 | 131,503 |
| Total revenues | 83,466 | 80,316 | 236,652 | 238,939 |
| Cost of software licenses | 3,165 | 3,141 | 8,663 | 8,705 |
| Cost of service and other | 29,969 | 29,588 | 90,372 | 83,900 |
| Selling and marketing | 29,521 | 29,340 | 84,597 | 81,762 |
| Research and development | 19,585 | 18,590 | 55,413 | 50,150 |
| General and administrative | 8,678 | 8,289 | 23,620 | 22,454 |
| Restructuring charges | (500) | — | 2,142 | — |
| Charge for in-process research and development | — | — | — | 7,615 |
| Total costs and expenses | 90,418 | 88,948 | 264,807 | 254,586 |
| Loss from operations | (6,952) | (8,632) | (28,155) | (15,647) |
| Other income (expense), net | (152) | (99) | (505) | 19 |
| Write-off of investment | — | — | — | (5,000) |
| Interest income, net | 103 | 1,052 | 999 | 3,921 |
| Loss before benefit from income taxes | (7,001) | (7,679) | (27,661) | (16,707) |
| Benefit from income taxes | (2,100) | (2,304) | (8,299) | (5,012) |
| Net loss | (4,901) | (5,375) | (19,362) | (11,695) |
| Accretion of preferred stock discount and dividend | (672) | — | (672) | — |
| Net loss applicable to common shareholders | $ (5,573) | $ (5,375) | $ (20,034) | $ (11,695) |
| Basic and diluted loss applicable to common shareholders per share | $  (0.17) | $  (0.18) | $   (0.63) | $   (0.39) |
| Basic and diluted weighted average shares outstanding | 31,948 | 30,186 | 31,768 | 29,729 |

The accompanying notes are an integral part of these financial statements.

# ASPEN TECHNOLOGY, INC.

## CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

| | Nine Months Ended March 31, | |
|---|---|---|
| | 2002 | 2001 |
| | (Unaudited and in thousands) | |
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ (19,362) | $(11,695) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities (net of acquisition-related activity disclosed below): | | |
| Depreciation and amortization | 17,214 | 17,779 |
| Charge for in-process research and development | — | 7,615 |
| Amortization of deferred stock-based compensation | 156 | — |
| Deferred income taxes | (2,823) | (240) |
| Decrease in accounts receivable | 5,695 | 9,098 |
| Increase in unbilled services | (2,629) | (7,226) |
| Decrease (increase) in installments receivable | 19,315 | (3,898) |
| Increase in prepaid expenses and other current assets | (3,671) | (2,830) |
| Decrease in accounts payable and accrued expenses | (15,618) | (17,781) |
| Increase in unearned revenue | 2,574 | 3,503 |
| Increase (decrease) in deferred revenue | 1,496 | (8,318) |
| Net cash provided by (used in) operating activities | 2,347 | (13,993) |
| | | |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of property and leasehold improvements | (7,651) | (13,193) |
| Proceeds from sale of fixed assets | 1,725 | — |
| Sale of investment securities | 16,381 | 22,415 |
| Increase in other long-term assets | (1,233) | (7,004) |
| Write-off of investment | — | 5,000 |
| Increase in computer software development costs | (5,285) | (4,030) |
| Decrease in other long-term liabilities | — | (685) |
| Cash used in the purchase of business, net of cash acquired | — | (19,200) |
| Net cash provided by (used in) investing activities | 3,937 | (16,697) |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Issuance of Series B convertible preferred stock and common stock warrants, net of issuance costs | 56,664 | — |
| Issuance of common stock under employee stock purchase plans | 5,637 | 4,710 |
| Exercise of stock options | 1,084 | 11,203 |
| Payments of long-term debt and capital lease obligations | (2,747) | (903) |
| Net cash provided by financing activities | 60,638 | 15,010 |
| | | |
| EFFECTS OF EXCHANGE RATE CHANGES ON CASH | (381) | 181 |
| | | |
| INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS | 66,541 | (15,499) |
| CASH AND CASH EQUIVALENTS, beginning of period | 36,633 | 49,371 |
| CASH AND CASH EQUIVALENTS, end of period | $103,174 | $ 33,872 |
| | | |
| SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES: | | |
| Value attributed to common stock warrants issued in connection with Series B convertible preferred stock | $ 7,875 | $ — |
| Accretion of discount on Series B convertible preferred stock | $ 413 | $ — |

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS RELATED TO ACQUISITIONS:

During the nine months ended March 31, 2001, the Company acquired certain companies in purchase transactions. These acquisitions are summarized as follows:

| | |
|---|---:|
| Fair value of assets acquired, excluding cash | $ 35,431 |
| Payments in connection with the acquisitions, net of cash acquired | (19,200) |
| Liabilities assumed | $ 16,231 |

The accompanying notes are an integral part of these financial statements.

# ASPEN TECHNOLOGY, INC.

## NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
### March 31, 2002
### (Unaudited)

**1. Interim Condensed and Consolidated Financial Statements**

In the opinion of management, the accompanying unaudited interim consolidated financial statements have been prepared in conformity with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC) for reporting on Form 10-Q. Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. It is suggested that these interim consolidated condensed financial statements be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2001, which are contained in the Annual Report on 10-K of Aspen Technology, Inc. (Company), as previously filed with the SEC. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The consolidated balance sheet presented as of June 30, 2001 has been derived from the consolidated financial statements that have been audited by the Company's independent public accountants. The results of operations for the three-month and nine-month periods ended March 31, 2002 are not necessarily indicative of the results to be expected for the full year.

**2. Accounting Policies**

*(a) Revenue Recognition*

Effective July 1, 1998, the Company adopted Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended and interpreted. License revenue, including license renewals, consists primarily of revenue earned under fixed-term and perpetual software license agreements and is generally recognized upon shipment of the software if collection of the resulting receivable is probable, the fee is fixed or determinable, and vendor-specific objective evidence (VSOE) exists for all undelivered elements. The Company determines VSOE based upon the price charged when the same element is sold separately. Maintenance and support VSOE represents a consistent percentage of the license fees charged to customers. Consulting services VSOE represents standard rates, which the Company charges its customer when the Company sells its consulting services separately. For an element not yet being sold separately, VSOE represents the price established by management having the relevant authority when it is probable that the price, once established, will not change before the separate introduction of the element into the marketplace. Revenue under license agreements, which may include several different software products and services sold together, are allocated to each element based on the residual method in accordance with SOP 98-9, "Software Revenue Recognition, with Respect to Certain Transactions." Under the residual method, the fair market value of the undelivered elements is deferred and subsequently recognized when earned. The Company has established sufficient VSOE for professional services, training and maintenance and support services. Accordingly, software license revenue is recognized under the residual method in arrangements in which software is licensed with professional services, training and maintenance and support services. The Company uses installment contracts as a standard business practice and has a history of successfully collecting under the original payment terms without making concessions on payments, products or services.

Maintenance and support services are recognized ratably over the life of the maintenance and support contract period. Maintenance and support services include only unspecified rights to product upgrades and enhancements. These services are typically sold for a one-year term and are sold either as part of a multiple element arrangement with software licenses or are sold independently at time of renewal. The Company does not provide specified upgrades to its customers in connection with the licensing of its software products.

Service revenues from fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs (primarily labor) incurred to date as compared to the estimated total costs (primarily labor) for each contract. When a loss is anticipated on a contract, the full amount thereof is provided currently. Service revenues from time and expense contracts and consulting and training revenues are recognized as the related services are performed. Services that have been performed but for which billings have not been made are recorded as unbilled services, and billings that have been recorded before the services have been performed are recorded as unearned revenue in the accompanying consolidated condensed balance sheets.

Installments receivable represent the present value of future payments related to the financing of noncancelable term and perpetual license agreements that provide for payment in installments over a one- to five-year period. A portion of each installment agreement is recognized as interest income in the accompanying consolidated condensed statements of operations. The interest rates utilized for the three and nine-month periods ended March 31, 2002 were 7.0%, and 7.0% to 8.0%, respectively. In the three and nine-month periods ended March 31, 2001, the rates utilized were 8.5%, and 8.5% to 9.0%, respectively. At March 31, 2002, the Company had installments receivable of approximately $9.3 million denominated in foreign currencies. The March 2002 foreign installments receivable mature through April 2006 and have been hedged with specific foreign currency contracts. There have been no material gains or losses recorded relating to hedge contracts for the periods presented. The Company does not use derivative financial instruments for speculative or trading purposes.

### (b) Computer Software Development Costs

Certain computer software development costs are capitalized in the accompanying consolidated condensed balance sheets. Capitalization of computer software development costs begins upon the establishment of technological feasibility. In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or otherwise Marketed", the Company defines the establishment of technological feasibility as the development of a working model. Amortization of capitalized computer software development costs is provided on a product-by-product basis using the straight line method, beginning upon commercial release of the product, and continuing over the remaining estimated economic life of the product, not to exceed three years. Total amortization expenses charged to operations in the three and nine month periods ended March 31, 2002 were $1.2 million and $3.3 million, respectively, as compared to the three and nine month periods ended March 31, 2001, which were $1.1 million and $3.0 million, respectively.

### (c) Net Income (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per common share reflect the dilution of potentially dilutive securities, based on the treasury stock method.

The following dilutive effect of potential common shares were excluded from the calculation of diluted weighted average shares outstanding as their effect would be anti-dilutive (in thousands):

|  | Three Months Ended March 31, | | Nine Months Ended March 31, | |
| --- | --- | --- | --- | --- |
|  | 2002 | 2001 | 2002 | 2001 |
| Options and Warrants | 1,857 | 2,470 | 1,227 | 3,035 |
| Convertible Preferred Stock | 1,341 | — | 441 | — |
| Convertible Debt | 1,628 | 1,628 | 1,628 | 1,628 |
| Total | 4,826 | 4,098 | 3,296 | 4,663 |

### (d) Investments

Securities purchased to be held for indefinite periods of time, and not intended at the time of purchase to be held until maturity, are classified as available-for-sale securities. Securities classified as available-for-sale are required to be recorded at market value in the financial statements. Unrealized gains and losses have been accounted for as a separate component of stockholders' equity within accumulated other comprehensive loss. Realized investment gains and losses were not material in the three and nine month periods ended March 31, 2002 and 2001. Investments held as of March 31, 2002 consisted of $14.6 million in U.S. Corporate Bonds. The Company does not use derivative financial instruments in its investment portfolio.

### (e) Derivative Instruments and Hedging

The Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Derivatives that are not hedges must be recorded at fair value through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is to be immediately recognized in earnings.

Forward foreign exchange contracts are used primarily by the Company to hedge certain balance sheet exposures resulting from changes in foreign currency exchange rates. Such exposures primarily result from portions of the Company's assets that are denominated in currencies other than the U.S. dollar, primarily the British Pound, the Japanese Yen and other European currencies. These foreign exchange contracts are entered into to hedge recorded installments receivable made in the normal course of business, and accordingly, are not speculative in nature. As part of its overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, the Company hedges the majority of its installments receivable denominated in foreign currencies. At March 31, 2002, the Company had effectively hedged $6.4 million of installments receivable denominated in foreign currency and subsequent to March 31, 2002 the Company effectively hedged an additional $4.3 million of installments receivable denominated in foreign currency. The Company does not hold or transact in financial instruments for purposes other than risk management.

The Company records its foreign currency exchange contracts at fair value in its consolidated balance sheet and the related gains or losses on these hedge contracts are recognized in earnings. Gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts are designated to offset certain accounts receivable and are recognized as other income or expense in the period in which the exchange rates change and offset the foreign currency losses and gains on the underlying exposures being hedged. A small portion of the forward foreign currency exchange contract is designated to hedge the future interest income of the related receivables. The gains and losses resulting from the impact of currency rate movements on forward currency exchange contracts are recognized in other comprehensive income for this portion of the hedge.

The following table provides information about the Company's foreign currency derivative financial instruments outstanding as of March 31, 2002. The information is provided in U.S. dollar amounts, as presented in the Company's consolidated condensed financial statements. The table presents the notional amount (at contract exchange rates) and the weighted average contractual foreign currency rates (in thousands, except average contract rates):

|  | Notional Amount | Average Contract Rate |
| --- | --- | --- |
| British Pound Sterling | $2,817 | 1.45 |
| Japanese Yen | 2,569 | 115.58 |
| Swiss Franc | 517 | 1.64 |
| Euro | 305 | 0.90 |
| French Franc | 221 | 7.44 |
| Netherlands Guilder | 14 | 2.39 |
|  | $6,443 |  |
| Estimated fair value | $5,818* |  |

---

\* The estimated fair value is based on the estimated amount at which the contracts could be settled based on the spot rates as of March 31, 2002. The market risk associated with these instruments resulting from currency exchange rate movements is expected to offset the market risk of the underlying installments being hedged. The credit risk is that the Company's banking counterparties may be unable to meet the terms of the agreements. The Company minimizes such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any loss as a result of default by other parties. However, there can be no assurances that the Company will be able to mitigate market and credit risks described above.

*(f) Reclassifications*

Certain prior balances have been reclassified to be consistent with the current year's presentation.

## 3. Recent Accounting Pronouncements

In November 2001, the Emerging Issues Task Force released Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred". This requires that reimbursement received for out-of-pocket expenses be recorded as revenue and not as a reduction of expenses. This is mandatory for periods beginning after December 15, 2001, thus the Company has adopted the announcement for the quarter ended March 31, 2002. Reimbursable out-of-pocket expenses totaling $3.9 million and $13.9 million in the three and nine months ended March 31, 2002, respectively and $3.9 million and $11.3 million for the three and nine months ended March 31, 2001, respectively, have been reclassified as service and other revenue and cost of service and other.

## 4. Sale of Installments Receivable

The Company sold, with limited recourse, certain of its installment contracts to two financial institutions for approximately $13.6 million and $34.6 million, respectively, during the three and nine month periods ended March 31, 2002. The financial institutions have partial recourse to the Company only upon non-payment by the customer under the installments receivable. The amount of recourse is determined pursuant to the provisions of the Company's contracts with the financial institutions and varies depending upon whether the customers under the installment contracts are foreign or domestic entities. Collections of these receivables reduce the Company's recourse obligations, as defined.

At March 31, 2002, the balance of the uncollected principal portion of all contracts sold was $110.3 million. The Company's potential recourse obligation related to these contracts is approximately $8.1 million. In addition, the Company is obligated to pay additional costs to the financial institutions in the event of default by the customer.

## 5. Intangible Assets and Goodwill

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141

requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement supercedes Accounting Principles Board Opinion No. 17, "Intangible Assets," and applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill, as well as certain other intangible assets determined to have an infinite life, will no longer be amortized; instead these assets will be reviewed for impairment on a periodic basis. Early adoption of this statement is permitted for non-calendar year companies whereby the entity's fiscal year begins after March 15, 2001 and its first interim period financial statements have not been issued. Pursuant to this statement, the Company elected early adoption during the three months ended September 30, 2001. The goodwill associated with past acquisitions is no longer subject to amortization over its estimated useful life. Such goodwill will be subject to an annual assessment for impairment by applying a fair-value based test. In the second quarter of fiscal 2002 goodwill was tested for impairment for each reporting unit of the entity comparing the fair value with carrying value. The test determined no impairment of goodwill as fair value exceeded carrying value for each reporting entity.

(a) **Acquired other intangible assets subject to future amortization at March 31, 2002 consisted of the following (in thousands):**

| Asset Class | Gross Carrying Amount | Accumulated Amortization |
|---|---|---|
| Existing technology | $27,714 | $11,885 |
| Uncompleted contracts | 936 | 936 |
| Trade name | 766 | 479 |
| Other | 166 | 88 |
| Total | $29,582 | $13,388 |

Aggregate amortization expense for amortized other intangible assets for the three months and nine-months ended March 31, 2002 was $1.2 million and $3.7 million, respectively.

(b) **Goodwill**

The changes in the carrying amount by reporting unit for the nine months ended March 31, 2002 were as follows (in thousands):

| | Reporting Unit | | | |
|---|---|---|---|---|
| | License | Consulting Services | Maintenance and Training | Total |
| Carrying amount as of June 30, 2001 | $21,078 | $944 | $2,330 | $24,352 |
| Effect of change in rates used for translation | (66) | (3) | (7) | (76) |
| Carrying amount as of March 31, 2002 | $21,012 | $941 | $2,323 | $24,276 |

In the three months ended March 31, 2001, the Company amortized $0.6 million related to goodwill. Excluding this amortization, the reported loss, net of taxes, would have been reduced by $0.4 million and the reported basic and diluted loss per share would have been $(0.16). For the nine months ended March 31, 2001, the Company amortized $1.5 million related to goodwill. Excluding this amortization the reported loss, net of taxes, would have been reduced by $1.1 million and the reported basic and diluted loss per share would have been $(0.36).

6. **Comprehensive Income (Loss)**

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The components of comprehensive income (loss) for the three and nine-months ended March 31, 2002 and 2001 are as follows (in thousands):

| | Three Months Ended | | Nine Months Ended | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| Net loss attributable to common shareholders | $(5,573) | $(5,375) | $(20,034) | $(11,695) |
| Unrealized gain (loss) on investments | (141) | 249 | (247) | 785 |
| Foreign currency adjustment | (750) | (1,818) | 79 | (1,942) |
| Comprehensive loss | $(6,464) | $(6,944) | $(20,202) | $(12,852) |

## 7. Restructuring and Other Charges

In the fourth quarter of fiscal 2002, the Company initiated a plan to reduce its operating expenses and to restructure operations around its two primary lines of business, engineering software and operations software (which includes manufacturing and supply chain software). Concurrently, the Company reduced its revenue expectations and revised its earnings expectations for the fourth quarter of fiscal 2002 and for the fiscal year 2003. In order to meet these revised expectations, the Company will reduce world-wide headcount by approximately 10% or 200 employees and dispose of certain assets. This will result in a restructuring charge in the fourth quarter of 2002.

During the first quarter of fiscal 2002, in light of further economic uncertainties, Company management made a decision to adjust its business plan by further reducing spending. This change in business plan consisted of a reduction in worldwide headcount of approximately 5% of the workforce and a reduction of certain future discretionary expenses. As a result of these measures, the Company recorded a restructuring charge of $2.6 million, primarily for severance, for the quarter ended September 30, 2001. As of March 31, 2002, there was approximately $0.1 million remaining in the accrued expenses relating to the remaining severance due under the restructuring.

In the third quarter of fiscal 2001, the revenues realized by the Company were below the Company's expectations as customers delayed spending in the widespread slowdown in information technology spending and the deferral of late-quarter purchasing decisions. At that time, the Company also reduced its revenue expectations for the fourth quarter of fiscal year 2001 and for the fiscal year 2002. Based on the reduced revenue expectations, Company management evaluated the business plan and made significant changes, resulting in a restructuring plan for the Company's operations. This restructuring plan included a reduction in headcount, a substantial decrease in discretionary spending and a sharpening of the Company's e-business focus to emphasize its marketplace solutions. The restructuring plan resulted in a pretax charge totaling $7.0 million. During the quarter ended March 31, 2002, the Company reversed $500,000 of the restructuring accrual related to certain facility leases due to revised information on sublease assumptions. As of March 31, 2001, there was approximately $1.8 million remaining in accrued expenses relating to the restructuring. This amount primarily relates to the close-down and consolidation of facilities.

In the fourth quarter of fiscal 1999, the Company undertook certain actions to restructure its business. The restructuring resulted from a lower than expected level of license revenues which adversely affected fiscal year 1999 operating results. The license revenue shortfall resulted primarily from delayed decision making driven by economic difficulties among customers in certain of the Company's core vertical markets. The restructuring plan resulted in a pre-tax restructuring charge totaling $17.9 million. As of March 31, 2002, there was approximately $0.7 million remaining in the accrued expenses relating to the restructuring. This amount primarily relates to the close-down and consolidation of facilities.

## 8. Investments

During fiscal 2001 and the first nine months of Fiscal 2002, the Company made a $10.6 million investment in Optimum Logistics Ltd. (Optimum), consisting of cash and stock, which has been accounted for using the cost method of accounting. In March 2002, 58,537 shares of common stock were returned to the Company from an escrow account, as certain financing milestones had not been met by Optimum. The value of these shares were recorded as a reduction in the carrying value of the Company's investment in Optimum.

## 9. Preferred Stock Financing

In February and March 2002, the Company sold 40,000 shares of Series B-I convertible preferred stock (Series B-I Preferred), and 20,000 shares of Series B-II convertible preferred stock (Series B-II Preferred and collectively with Series B-I Preferred, the Series B Preferred) together with warrants to purchase 507,584 shares of common stock at an initial exercise price of $23.99 per share and 283,460 shares of common stock at an initial exercise price of $20.64 per share, to three institutional investors for an aggregate purchase price of $60.0 million. The Company received approximately $56.7 million in net cash proceeds after closing costs.

The Company allocated the net consideration received from the sale of the Series B Preferred stock between the Series B Preferred stock and the warrants on the basis of the relative fair values at the date of issuance, allocating $7.9 million to the warrants. The warrants are exercisable at any time prior to the fifth anniversary of their issue date. The Series B Preferred stock is being accreted to its redemption value. For the quarter ended March 31, 2002, the Company accreted $0.4 million of Series B Preferred stock discount.

Each share of Series B Preferred stock is entitled to vote on all matters in which holders of common stock are entitled to vote, receiving a number of votes equal to the number of shares of common stock into which it is then convertible.

The Series B Preferred stock accrues dividends at an annual rate of 4% that is payable quarterly, commencing June 30, 2002, in either cash or common stock, at the Company's option (subject to the satisfaction of specified conditions). During the three months ended March 31, 2002, the Company accrued $0.3 million associated with this dividend obligation.

Each share of Series B-I Preferred stock and Series B-II Preferred stock is convertible into a number of shares of common stock equal to its stated value (initially $1,000 per share) divided by a conversion price of $19.97 and $17.66, respectively. As a result, the shares of Series B-I Preferred and Series B-II Preferred stock initially are convertible into approximately 2,002,974 and 1,132,503 shares of common stock, respectively. If the Company issues additional shares of common stock, or instruments convertible or exchangeable for common stock, at an effective net price less than the lesser of (a) $17.75 or $15.69, respectively, and (b) the then-applicable conversion price, the conversion price will be reduced to equal that effective net price for the Series B-I Preferred and Series B-II Preferred stock. These adjustments do not apply to the issuance of common stock or such instruments in specified firm commitment underwritten public offerings, strategic arrangements, mergers or acquisitions, and grants and purchases of securities pursuant to equity incentive plans. Such rights to adjustment were waived with respect to the sale of Common Stock as discussed in Note 12(c). In addition, the conversion prices of the Series B Preferred stock are subject to equitable adjustment in the event of stock splits, stock dividends, distributions, subdivisions or combinations affecting common stock.

The Company may require holders to convert their shares of Series B Preferred stock into common stock if the closing price of the common stock has exceeded 135% of the conversion price for 20 consecutive trading days at any time after the effective date of a registration statement covering the common stock issuable upon conversion.

The Series B Preferred stock is subject to mandatory redemption on February 7, 2009. Beginning on August 7, 2003 and August 28, 2003, holders of Series B-I Preferred stock and Series B-II Preferred stock, respectively, may require that the Company redeem up to a total of 20,000 shares of Series B-1 Preferred stock and 10,000 shares of Series B-II Preferred stock if the average closing price of the common stock for the 20 consecutive trading days immediately preceding August 7, 2003 or August 28, 2003 or any date thereafter is below the then-applicable conversion price. Beginning on February 8, 2004 and February 28, 2004, holders of Series B-I Preferred stock and Series B-II Preferred stock, respectively, may require that the Company redeem any or all of their shares of Series B Preferred stock. Any such redemption may be made in cash or stock, at the Company's option (subject to the satisfaction of specified conditions set forth in the Company's charter), at a price equal to the stated value, initially $1,000 per share, plus accrued but unpaid dividends.

In the event of a specified change of control, a holder either may require that the Company redeem shares of Series B Preferred stock at a price equal to 115% of the stated value, plus accrued but unpaid dividends, or may elect to convert shares of Series B Preferred stock into the consideration that the holder would have received had the holder converted the shares of Series B Preferred stock into common stock immediately before the change of control event. If the holder elects to receive the former, in situations deemed to be outside of the Company's control, the Company may redeem the shares in cash or Series C Preferred stock, at the Company's option. In situations deemed to be within the Company's control, cash redemption may be required.

## 10. Strategic Alliance

On February 8, 2002 the Company entered into a strategic alliance with Accenture, focused on creating solutions for manufacturing and supply chain execution by chemical and petroleum manufacturers. The Company will work with Accenture to jointly market and promote the developed solutions in the chemicals and petroleum markets and Accenture will become a strategic implementation partner for these solutions. The Company will purchase a nonexclusive perpetual license to certain intellectual property owned by Accenture and certain professional development services relating to the existing intellectual property, over the term of the agreement. The Company will pay $29.6 million for the intellectual property and up to $7.4 million for the services. These obligations will be settled with the Company's stock, based upon the average price of the stock as follow: $18.5 million on June 9, 2002, $11.1 million on August 30, 2002 and $7.4 million on July 1, 2003. In addition, in consideration for the development work, beginning July 1, 2002, the Company will pay Accenture a royalty on sales of the software relating to the alliance arrangement over a four-year period.

The Company recorded a $29.6 million obligation subject to common stock settlement and a corresponding intellectual property asset in the accompanying March 31, 2002 consolidated condensed balance sheet. Additionally, based on the Accenture services provided during the three months ended March 31, 2002, the Company recorded a $0.6 long-term obligation, which is included in long-term debt and obligations on the accompanying March 31, 2002 consolidated condensed balance sheet.

In contemplation of the Company's issuance of these shares of common stock, Accenture and Aspen entered into a registration rights agreement, under which the Company agreed to register the common stock for sale by Accenture under the Securities Act of 1933 and a stockholder agreement relating to, among other things, the voting and transfer of those shares.

**11. Segment Information**

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", establishes standards for reporting information about operating segments in companies' financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer of the Company.

The Company is organized geographically and by line of business. The Company has three major lines of business operating segments: license, consulting services and maintenance and training. The Company also evaluates certain subsets of business segments by vertical industries as well as by product categories. While the Executive Management Committee evaluates results in a number of different ways, the line of business management structure is the primary basis for which it assesses financial performance and allocates resources.

The accounting policies of the line of business operating segments are the same as those described in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001. The Company does not track assets or capital expenditures by operating segments. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segments. The following table presents a summary of operating segments (in thousands):

| | License | Consulting Services | Maintenance and Training | Total |
|---|---|---|---|---|
| **Three Months Ended March 31, 2002 —** | | | | |
| Revenues from unaffiliated customers | $ 37,380 | $31,566 | $14,520 | $ 83,466 |
| Controllable expenses | 15,837 | 23,305 | 3,089 | 42,231 |
| Controllable margin(1) | $ 21,543 | $ 8,261 | $11,431 | $ 41,235 |
| **Three Months Ended March 31, 2001 —** | | | | |
| Revenues from unaffiliated customers | $ 34,224 | $31,639 | $14,453 | $ 80,316 |
| Controllable expenses | 14,466 | 21,655 | 3,220 | 39,341 |
| Controllable margin(1) | $ 19,758 | $ 9,984 | $11,233 | $ 40,975 |
| **Nine Months Ended March 31, 2002 —** | | | | |
| Revenues from unaffiliated customers | $ 96,550 | $96,254 | $43,848 | $236,652 |
| Controllable expenses | 45,263 | 68,062 | 8,819 | 122,144 |
| Controllable margin(1) | $ 51,287 | $28,192 | $35,029 | $114,508 |
| **Nine Months Ended March 31, 2001 —** | | | | |
| Revenues from unaffiliated customers | $107,436 | $90,106 | $41,397 | $238,939 |
| Controllable expenses | 40,440 | 64,264 | 10,199 | 114,903 |
| Controllable margin(1) | $ 66,996 | $25,842 | $31,198 | $124,036 |

(1)  The controllable margins reported reflect only the expenses of the line of business and do not represent the actual margins for each operating segment since they do not contain an allocation for selling and marketing, general and administrative, development and other corporate expenses incurred in support of the line of business.

*Profit Reconciliation (in thousands):*

| | Three Months Ending March 31, | | Nine Months Ending March 31, | |
|---|---|---|---|---|
| | **2002** | **2001** | **2002** | **2001** |
| Total controllable margin for reportable segments | $ 41,235 | $ 40,975 | $114,508 | $124,036 |
| Selling and marketing | (22,072) | (24,701) | (64,288) | (69,094) |
| Research and development | (5,160) | (4,393) | (15,441) | (8,978) |
| General and administrative and overhead | (21,455) | (20,513) | (60,792) | (53,996) |
| Restructuring charges | 500 | — | (2,142) | — |

| | | | | |
|---|---:|---:|---:|---:|
| Charge for in-process research and development | — | — | — | (7,615) |
| Write-off of investment | — | — | — | (5,000) |
| Interest and other income and expense, net | (49) | 953 | 494 | 3,940 |
| Loss before benefit from income taxes | $ (7,001) | $ (7,679) | $(27,661) | $(16,707) |

## 12.  Subsequent Events

### (a)  Hyprotech Acquisition

On May 9, 2002, the Company entered into an agreement to acquire Hyprotech, Ltd. and its subsidiaries and affiliates (collectively, Hyprotech). Hyprotech is a Calgary-based subsidiary of AEA Technology PLC, with more than 450 employees worldwide, that supplies engineering and simulation software and service solutions to the process industries, particularly oil refining and gas production companies. The Company will pay $99 million in cash in consideration for 100% of the outstanding shares of Hyprotech. The transaction is expected to be completed by June 2002, and is subject to a vote of approval of the shareholders of AEA Technology PLC. This purchase is being funded in part through a private-placement sale of 4.2 million shares of common stock and warrants, expected to result in proceeds of approximately $50 million (see Note 12 (c)). The remainder of the purchase price will be paid out of the Company's current cash balances.

### (b)  Other Acquisitions

Subsequent to March 31, 2002, the Company also acquired two companies in exchange for cash and assumed liabilities. These transactions were not significant.

### (c)  Sale of Common Stock

On May 9, 2002, the Company entered into an agreement to sell common stock to several institutional investors. The Company will sell up to 4,166,665 shares of common stock at a price of $12.00 per share, together with five-year warrants to purchase up to 750,000 additional shares of common stock at a price of $15.00 per share. This will result in gross proceeds of up to $50 million.

In addition, the Company will issue a second class of warrants that will entitle the investors to purchase, on or prior to July 28, 2002, up to 2,083,333 shares of common stock at a price of $13.20, together with five year warrants to purchase an additional 375,000 shares of common stock at a price of $15.60.

The Company has agreed to register the common stock for sale by the investors under the Securities Act of 1933.

**Item 2.** *Management's Discussion and Analysis of Financial Condition and Results of Operations*

THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS QUARTERLY REPORT ON FORM 10-Q AND IN OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2001. THIS DISCUSSION AND ANALYSIS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS, UNCERTAINTIES AND ASSUMPTIONS. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "FACTORS THAT MAY AFFECT FUTURE RESULTS AND THE TRADING PRICE OF OUR COMMON STOCK" AND ELSEWHERE IN THIS QUARTERLY REPORT.

**Critical Accounting Estimates and Judgments**

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, we evaluate our estimates and assumptions, including but not limited to those related to revenue recognition, the impairment of long-lived assets, goodwill and other intangible assets, and accounting for income taxes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

*Revenue Recognition – Software Licenses*

We recognize software license revenue in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 97-2, "Software Revenue Recognition", as amended by SOP No. 98-4 and SOP No. 98-9, as well as the various interpretations and clarifications of those statements. These statements require that four basic criteria must be satisfied before software license revenue can be recognized:

- persuasive evidence of an arrangement between ourselves and a third party exists;

- delivery of our product has occurred;

- the sales price for the product is fixed or determinable; and

- collection of the sales price is probable.

Our management uses its judgment concerning the satisfaction of these criteria, particularly the criteria relating to the determination of whether the fee is fixed and determinable and the criteria relating to the collectibility of the receivables relating to such sales. Should changes and conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any period could be adversely affected.

*Revenue Recognition – Consulting Services*

We recognize revenue associated with fixed-fee service contracts in accordance with AICPA SOP No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using the percentage-of-completion method, measured by the percentage of costs (primarily labor) incurred to date as compared to the estimated total costs (primarily labor) for each contract. When a loss is anticipated on a contract, the full amount of the anticipated loss is provided currently. Our management uses its judgment concerning the estimation of the total costs to complete the contract, considering a number of factors, including the experience of the personnel that are performing the services and the overall complexity of the project. Should changes and conditions cause actual results to differ significantly from management's estimates, revenue recognized in future periods could be adversely affected.

*Impairment of Long-lived Assets, Goodwill and Intangible Assets*

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of", we review the carrying value of long-lived assets and certain intangible assets periodically, based upon the expected future operating cash flows of our business. These future cash flow estimates are based on historical results, adjusted to reflect our best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", we conduct at least an annual assessment of the carrying value of our goodwill assets. We obtain a third-party valuation of the reporting units associated with the goodwill assets, which is either based on estimates of future income from the reporting units or estimates of the market value of the units, based on comparable recent transactions. These estimates of future income are based upon historical results, adjusted to reflect our best estimate of future markets and operating conditions, and are continuously reviewed based on actual operating trends. Actual results may differ materially from these estimates. In addition, the relevancy of recent transactions used to establish market value for our reporting units is based on management's judgment.

The timing and size of impairment charges involves the application of management's judgment and estimates and could significantly affect our operating results.

*Accounting for Income Taxes*

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Tax assets also result from net operating losses, research and development tax credits and foreign tax credits. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, the impact will be included in the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods we may need to establish an additional valuation allowance which could materially impact our financial position and results of operations.

**Results of Operations:** *Comparison of the Three and Nine Months Ended March 31, 2002 and 2001*

We adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" in the first quarter of fiscal 2002. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, companies will no longer amortize goodwill and certain other intangible assets with indefinite lives, but will instead assess for impairment using a fair-market-based test, on at least an annual basis. In the second quarter of fiscal 2002 goodwill was tested for impairment for each reporting unit of the entity comparing the fair value with carrying value. The test determined no impairment of goodwill as fair value exceeded carrying value for each reporting entity.

We have adopted EITF Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred", in the third quarter of fiscal 2002. This requires that reimbursements received for out-of-pocket expenses be recorded as revenue and not as a reduction of expenses. Reimbursable out-of-pocket expenses totaling $3.9 million and $13.9 million in the three and nine months ended March 31, 2002, respectively, and $3.9 million and $11.3 million for the three and nine months ended March 31, 2001, respectively, have been reclassified as service and other revenue and cost of service and other.

In light of further economic uncertainties, management made a decision to adjust the business plan by further reducing worldwide headcount by approximately 5% and recorded a restructuring charge of $2.6 million for the quarter ending September 30, 2001.

During the three months ended March 31, 2002, due to revised information on sublease assumptions, we reversed $500,000 of the restructuring accrual originally recorded in the fourth quarter of fiscal 2000.

In the fourth quarter of 2002, management initiated a plan to reduce our operating expenses and to restructure operations around our two primary lines of business, engineering software and operations software (which includes manufacturing and supply chain software). We will reduce world-wide headcount by approximately 10% or 200 employees and dispose of certain assets. This will result in a restructuring charge in the fourth quarter of 2002.

*Total Revenues*

Revenues are derived from software licenses and maintenance and other services. Total revenues for the three months ended March 31, 2002 were $83.5 million, an increase of 3.9% from $80.3 million in the comparable period of fiscal 2001. Total revenues for the nine months ended March 31, 2002 were $236.7 million, a decrease of 1.0% from $238.9 million in the comparable period of fiscal 2001.

Total revenues from customers outside the United States were $36.4 million and $100.5 million, or 43.6% and 42.5%, of total revenues for the three and nine months ended March 31, 2002, respectively. The non-US revenues for the comparable periods in fiscal 2001 were $39.4 million and $114.0 million, or 49.1% and 47.7%, of total revenues. The geographical mix of license revenues can vary from quarter to quarter; however, for fiscal 2002, the overall mix of revenues from customers outside the United States is expected to be relatively consistent with the prior year.

*Software License Revenues*

Software license revenues represented 44.8% of total revenues for the three months ended March 31, 2002, as compared to 42.6% in the comparable period of fiscal 2001. Revenues from software licenses for the three months ended March 31, 2002 were $37.4

million, an increase of 9.2% from $34.2 million in the comparable period of fiscal 2001.

Software license revenues represented 40.8% of total revenues for the nine months ended March 31, 2002, as compared to 45.0% in the comparable period of fiscal 2001. Revenues from software licenses for the nine months ended March 31, 2002 were $96.6 million, a decrease of 10.1% from $107.4 million in the comparable period of fiscal 2001. This decrease was due to weakness in the economy during the first two quarters of fiscal 2002, as compared to the comparable period of fiscal 2001, combined with the impact of the terrorist attacks on the United States on September 11, 2001.

### *Service and Other Revenues*

Revenues from service and other consist of consulting services, post contract support on software licenses, training and sales of documentation. Revenues from service and other for the three months ended March 31, 2002 were $46.1 million, unchanged from the comparable period in fiscal 2001. Revenues from service and other for the nine months ended March 31, 2002 were $140.1 million, an increase of 6.5% from $131.5 million in the comparable period in fiscal 2001.

### *Cost of Software Licenses*

Cost of software licenses consists of royalties, amortization of previously capitalized software costs, cost related to the delivery of software (including disk duplication and third party software costs), printing of manuals and packaging. Cost of software licenses for the three and nine months ended March 31, 2002 was $3.2 million and $8.7 million, respectively, an increase of 0.8% and unchanged from $3.1 million and $8.7 million in the comparable periods of fiscal 2001. Cost of software licenses as a percentage of revenues from software licenses was 8.5% and 9.0% for the three and nine months ended March 31, 2002, respectively, as compared to 9.2% and 8.1% for the three and nine months ended March 31, 2001, respectively. The percentage decrease and increase were due primarily to certain fixed costs spread over the higher and lower license revenue for the respective three and nine months ended March 31, 2002 compared to the same period of fiscal 2001.

### *Cost of Service and Other*

Cost of service and other consists of the cost of execution of application consulting services, technical support expenses, the cost of training services and the cost of manuals sold separately. Cost of service and other for the three and nine months ended March 31, 2002 was $30.0 million and $90.4 million, respectively, an increase of 1.3% and 7.7% from $29.6 million and $83.9 million in the comparable periods in fiscal year 2001. Cost of service and other as a percentage of service and other revenues was 65.0% and 64.5% for the three and nine months ended March 31, 2002, respectively, and 64.2% and 63.8% in the comparable periods of fiscal year 2001. The percentage increases of the total costs were in proportion to the revenue increases for the three and nine months ended March 31, 2002.

### *Selling and Marketing Expenses*

Selling and marketing expenses for the three and nine months ended March 31, 2002 were $29.5 million and $84.6 million, respectively, an increase of 0.6% and 3.5% from $29.3 million and $81.8 million in the comparable periods in fiscal year 2001. As a percentage of total revenues, selling and marketing expenses were 35.4% and 35.7% for the three and nine months ended March 31, 2002, respectively, as compared to 36.5% and 34.2% for the comparable periods in fiscal 2001. The dollar increase was attributable to an expense base that increased to support an expected higher license revenue level. We continue to selectively invest in sales personnel and regional sales offices to improve our geographic proximity to our customers, to maximize the penetration of existing accounts and to add new customers. The increase in costs also was attributable to our continued investment in partnerships and initiatives to expand market awareness of our company and our products and services.

### *Research and Development Expenses*

Research and development expenses consist primarily of personnel and outside consultancy costs required to conduct our product development efforts. Capitalized research and development costs are amortized over the estimated remaining economic life of the relevant product, not to exceed three years. Research and development expenses during the three and nine months ended March 31, 2002 were $19.6 million and $55.4 million, respectively, an increase of 5.4% and 10.5%, respectively, from $18.6 million and $50.2 million in the comparable periods of fiscal 2001. As a percentage of revenues, research and development costs were 23.5% and 23.4% for the three and nine months ended March 31, 2002, respectively, as compared to 23.1% and 21.0% for the same periods in fiscal 2001. The increase in costs was attributable to the continued rollout of our asset optimization and value chain solutions, other e-business technologies, including PetroVantage, and costs associated with development services provided by Accenture. We capitalized 10.0% and 8.7% of our total research and development costs during the three and nine months ended March 31, 2002, respectively, as compared to 7.5% and 7.4% in the comparable periods of fiscal year 2001.

*General and Administrative Expenses*

General and administrative expenses consist primarily of salaries of administrative, executive, financial and legal personnel, outside professional fees, and amortization of certain intangibles. General and administrative expenses were $8.7 million and $23.6 million for the three and nine months ended March 31, 2002, respectively, and $8.3 million and $22.5 million for the comparable periods in fiscal 2001. This increase was attributable to a higher level of amortization relating to other intangible assets arising from our acquisitions in fiscal 2001, offset in part by the discontinued amortization of goodwill in fiscal 2001. In addition to this net change of amortization, general and administrative expenses increased due to certain non-recurring professional services fees and costs related to a small litigation settlement.

*Restructuring Charges*

During August 2001, in light of further economic uncertainties, management made a decision to adjust the business plan by further reducing spending. This change in business plan consisted of a reduction in worldwide headcount of approximately 5% of the workforce and a reduction of certain future discretionary expenses. As a result of these measures, we recorded a restructuring charge of $2.6 million, primarily for severance, for the quarter ended September 30, 2001.

In March 2002, due to revised information on sub-lease assumptions, we recorded a reversal of the restructuring charge in the accompanying consolidated condensed statement of operations for the three months ended March 31, 2002.

*Interest Income*

Interest income was generated from the investment of excess cash in short-term and long-term investments and from the license of software pursuant to installment contracts generally related to our engineering suite software. Under these installment contracts, we offer customers the option to make annual payments for its term licenses instead of a single license fee payment at the beginning of the license term. Historically, a substantial majority of the engineering suite customers have elected to license our products through installment contracts. Included in the annual payments is an implicit interest charge based upon the interest rate established us at the time of the license. As we sell more perpetual licenses for eSupply Chain and Plantelligence Solutions, these new sales are being paid for in forms that are not installment contracts. If the mix of sales moves away from installment contracts, the interest income in future periods will be reduced. We sell a portion of the installment contracts to unrelated financial institutions. The interest earned by us on the installment contract portfolio in any period is the result of the implicit interest established by us on installment contracts and the size of the contract portfolio. Interest income was $1.5 million and $5.1 million for the three and nine months ended March 31, 2002, respectively, and $2.4 million and $7.9 million for the comparable periods in fiscal 2001. This decrease was attributable to the decline in interest rates, as well as the overall decline in available short-term and long-term investments.

*Interest Expense*

Interest expense was generated from interest charged on our 5 1/4% convertible debentures, bank line of credit, notes payable and capital lease obligations. Interest expense was $1.4 million and $4.1 million for the three and nine months ended March 31, 2002, respectively, and $1.4 million and $4.0 million for the comparable periods in fiscal 2001.

*Tax Rate*

The effective tax rate for the three and nine months ended March 31, 2002 and 2001 was approximately 30.0% of pretax loss.

**Liquidity and Capital Resources**

During the nine months ended March 31, 2002, our cash and cash equivalents balance increased by $66.5 million. Net cash provided by financing activities was approximately $60.6 million, consisting primarily of $56.7 million in net proceeds from the sale of Series B convertible preferred stock and proceeds from the issuance of common stock under our employee stock purchase plan and the exercise of stock options. Net cash provided by operations was $2.3 million due primarily to the decrease in accounts receivable and installments receivable, plus the increases in unearned and deferred revenue, offset by the $19.4 million net loss and the decrease in accounts payable and accrued expenses. Net cash provided by investing activities was approximately $3.9 million due to the sale of investment securities of $16.4 million, partially offset by capital purchases of $7.7 million and an increase in computer software development of $5.2 million. During the nine months ended March 31, 2002, we have acquired $6.6 million of equipment and software by entering into capital lease arrangements.

We have arrangements to sell long-term contracts to two financial institutions, General Electric Capital Corporation and Fleet Business Credit Corporation. During the nine months ended March 31, 2002, installment contracts decreased to $55.2 million, net of $34.6 million of installment contracts sold to the two financial institutions. Our arrangements with these two financial institutions provide for the sale of installment contracts up to certain limits and with certain recourse obligations. At March 31, 2002, the balance of the uncollected principal portion of the contracts sold to these two financial institutions was $110.3 million, for which we have a partial recourse obligation of approximately $8.1 million. The availability under these arrangements will increase as the financial institutions receive payment on installment contracts previously sold.

We maintain a $30.0 million secured bank line of credit, expiring October 26, 2003. Advances under the line of credit bear interest at a rate equal to the bank's prime rate (4.75% at March 31, 2002) or, at our option, a rate equal to a defined LIBOR, plus a specified margin. The line of credit agreement requires us to provide the bank with certain periodic financial reports and to comply with certain financial tests, including maintenance of minimum levels of consolidated net worth and of the ratio of cash and cash equivalents, accounts receivable and current portion of our long term installments receivable to current liabilities. At March 31, 2002, there were no outstanding borrowings under the line of credit.

In June 1998, we sold $86.3 million of 5 1/4% convertible subordinated debentures. The debentures are convertible into shares of our common stock at any time prior to June 15, 2005, unless previously redeemed or repurchased, at a conversion price of $52.97 per share, subject to adjustment in certain events. Interest on the debentures is payable on June 15 and December 15 of each year. The debentures are redeemable in whole or part at our option at any time on or after June 15, 2001 at various redemption prices expressed as a percentage of principal plus accrued interest through the date of redemption. In the event of a change of control, as defined, each holder of the debentures may require us to repurchase those debentures, in whole or in part, for cash or, at our option, for common stock (valued at 95% of the average last reported sale prices for the 5 trading days immediately preceding the repurchase date) at a price of 100% of principal amount plus accrued interest to the repurchase date. The debentures are unsecured obligations and are subordinated in right of payment to all existing and future senior debt, as defined.

In February and March 2002, we issued and sold 40,000 shares of Series B-I convertible preferred stock and 20,000 shares of Series B-II convertible preferred stock, together with warrants to purchase 791,044 shares of common stock, for an aggregate purchase price of $60.0 million. Our net proceeds from these transactions were $56.7 million, after deducting the placement agent fee and our other expenses in connection with the placement. The Series B preferred stock accrues dividends at an annual rate of 4% that is payable quarterly, commencing June 30, 2002, in either cash or common stock, at our option (subject to our satisfaction of specified conditions set forth in our charter). Each share of Series B preferred stock is convertible into a number of shares of common stock equal to the stated value, which initially is $1,000, divided by a conversion price of $19.97 and $17.66 for the Series B-I and Series B-II preferred stock, respectively, subject to anti-dilution and other adjustments. As a result, the shares of Series B preferred stock initially were convertible into an aggregate of approximately 3,135,476 shares of common stock. The Series B preferred stock is subject to mandatory redemption on February 7, 2009.

As of March 31, 2002, we had cash and cash-equivalents totaling $103.2 million, as well as short-term investments totaling $14.6 million. Our commitments as of March 31, 2002, consisted primarily of leases on our headquarters and other facilities. Our other remaining capital commitments includes a $0.2 million remaining capital commitment to Optimum Logistics and a $0.4 million commitment to a joint venture in Japan. We considered the disclosure requirements of FR-61 regarding liquidity and capital resources, certain trading activities and related party/certain other disclosures, and concluded that nothing materially changed during the quarter that would warrant further disclosure under these releases.

We believe our current cash balances (including proceeds from the private placement of common stock), cash-equivalents, short-term investments, the availability of sales of our installment contracts, availability under our bank line of credit and cash flows from our operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. We may, however, seek to take advantage of favorable market conditions by raising additional funds from time to time through public or private security offerings, debt financings, strategic alliances or other financing sources.

**Factors that may Affect Future Results and the Trading Price of Our Common Stock**

**INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW BEFORE PURCHASING OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.**

***Our lengthy sales cycle makes it difficult to predict quarterly revenue levels and operating results.***

Because license fees for our software products are substantial and the decision to purchase our products typically involves members of our customers' senior management, the sales process for our solutions is lengthy and can exceed one year. Accordingly, the timing of our license revenues is difficult to predict, and the delay of an order could cause our quarterly revenues to fall substantially below expectations. Moreover, to the extent that we succeed in shifting customer purchases away from individual software solutions and toward more costly integrated suites of software and services, our sales cycle may lengthen and our average sales price may increase, which could increase the likelihood of delays and cause the effect of a delay to become more pronounced. We have limited experience in forecasting the timing of sales of our integrated suites of software and services. Delays in sales could cause significant shortfalls in our revenues and operating results for any particular period.

***Fluctuations in our quarterly revenues, operating results and cash flow may cause the market price of our common stock to fall.***

Our quarterly revenues, operating results and cash flow have fluctuated in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control, including:

- our customers' purchasing patterns;

- the length of our sales cycle;

- changes in the mix of our license revenues and service revenues;

- the timing of introductions of new solutions and enhancements by us and our competitors;

- seasonal weakness in the first quarter of each fiscal year, primarily caused by a slowdown in business in some of our international markets;

- the timing of our investments in new product development;

- changes in our operating expenses; and

- fluctuating economic conditions, particularly as they affect companies in the chemicals, petrochemicals and petroleum industries.

We ship software products within a short period after receipt of an order and typically do not have a material backlog of unfilled orders for software products. Consequently, revenues from software licenses in any quarter are substantially dependent on orders booked and shipped in that quarter. Historically, a majority of each quarter's revenues from software licenses has come from license agreements that have been entered into in the final weeks of the quarter. Therefore, even a short delay in the consummation of an agreement may cause our revenues to fall below public expectations for that quarter.

Since our expense levels are based in part on anticipated revenues, we may be unable to adjust spending quickly enough to compensate for any revenue shortfall and any revenue shortfall would likely have a disproportionately adverse effect on our operating results. We expect that these factors will continue to affect our operating results for the foreseeable future. Because of the foregoing factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

If, due to one or more of the foregoing factors or an unanticipated cause, our operating results fail to meet the expectations of public market analysts and investors in a future quarter, the market price of our common stock would likely decline.

***Because we derive a majority of our total revenues from customers in the cyclical chemicals, petrochemicals and petroleum industries, our operating results may suffer if these industries experience an economic downturn.***

We derive a majority of our total revenues from companies in the chemicals, petrochemicals and petroleum industries. Accordingly, our future success depends upon the continued demand for manufacturing optimization software and services by companies in these process manufacturing industries. The chemicals, petrochemicals and petroleum industries are highly cyclical. In the past, worldwide economic downturns and pricing pressures experienced by chemical, petrochemical and petroleum companies have led to consolidations and reorganizations. These downturns, pricing pressures and restructurings have caused delays and reductions in capital and operating expenditures by many of these companies. These delays and reductions have reduced demand for products and services like ours. A recurrence of these industry patterns, as well as general domestic and foreign economic conditions and other factors that reduce spending by companies in these industries, could harm our operating results in the future.

***If we do not compete successfully, we may lose market share.***

Our markets are highly competitive. Our asset optimization software competes with products of businesses such as Hyprotech, a division of AEA Technology, and Simulation Sciences, a division of Invensys. Our value chain planning software competes with products of companies such as i2 Technologies, Manugistics and SAP. Our value chain execution competes with products of companies such as Honeywell's Hi-Spec division, Invensys and SAP. We also face competition in all three areas from large companies in the process industries that have developed their own proprietary software solutions.

Some of our current competitors have significantly greater financial, marketing and other resources than we have. In addition, many of our current competitors have established, and may in the future establish, cooperative relationships with third parties to improve their product offerings and to increase the availability of their products to the marketplace. The entry of new competitors or alliances into our market could reduce our market share, require us to lower our prices, or both. Many of these factors are outside our control, and we may not be able to maintain or enhance our competitive position against current and future competitors.

***If we fail to integrate the operations of the companies we acquire, we may not realize the anticipated benefits and our operating costs could increase.***

We intend to continue to pursue strategic acquisitions that will provide us with complementary products, services and technologies and with additional personnel. The identification and pursuit of these acquisition opportunities and the integration of acquired personnel, products, technologies and businesses require a significant amount of management time and skill. There can be no assurance that we will identify suitable acquisition candidates, consummate any acquisition on acceptable terms or successfully integrate any acquired business into our operations. Additionally, in light of the consolidation trend in our industry, we expect to face competition for acquisition opportunities, which may substantially increase the cost of any potential acquisition.

We have experienced in the past, and may experience again in the future, problems integrating the operations of a newly acquired company with our own operations. Acquisitions also expose us to potential risks, including diversion of management's attention, failure to retain key acquired personnel, assumption of legal or other liabilities and contingencies, and the amortization of other acquired intangible assets. Moreover, customer dissatisfaction with, or problems caused by, the performance of any acquired products or technologies could hurt our reputation.

In particular, on May 10, 2002, we announced that we had entered into an agreement with AEA Technology plc (AEA) to purchase capital stock of Hyprotech, Ltd. and related subsidiaries of AEA for approximately £67.5 million (approximately US$99 million on May 9, 2002) in cash. The Hyprotech business operates globally and would represent the second largest acquisition we have made. The integration of the personnel, products and technologies of Hyprotech will require significant management time and skill, and our inability to effect the acquisition effectively and efficiently could cause our operating results to suffer.

We may issue additional equity securities or incur long-term indebtedness to finance future acquisitions. The issuance of equity securities could result in dilution to existing stockholders, while the use of cash reserves or significant debt financing could reduce our liquidity and weaken our financial condition. We intend to fund the Hyprotech acquisition substantially from the proceeds of convertible preferred stock and common stock financings effected in 2002. See "— Our common stockholders may experience further dilution and the price of our common stock may decline as the result of our convertible preferred stock and common stock financings."

***If we are unable to successfully market our products to senior executives of potential customers, our revenue growth may be limited.***

With the introduction of the Aspen ProfitAdvantage solution, we are increasingly focused on selling the strategic value of our technology to the highest executive levels of customer organizations, typically the chief executive officer, chief financial officer or chief information officer. We have limited experience in selling and marketing at these levels. If we are not successful at selling and marketing to senior executives, our revenue growth and operating results could suffer.

***If we are unable to develop relationships with systems integrators and other strategic partners, our revenue growth may be harmed.***

One element of our growth strategy is to increase the number of third-party implementation partners who market and integrate our products. If we do not adequately train a sufficient number of systems integrator partners, or if potential partners focus their efforts on integrating or co-selling competing products to the process industries, our future revenue growth could be limited and our operating results could be harmed. If our partners fail to implement our solutions for our customers properly, the reputations of our solutions and our company could be harmed and we might be subject to claims by our customers. We intend to continue to establish business relationships with technology companies and new e-business entities to accelerate the development and marketing of our e-business solutions. To the extent that we are unsuccessful in maintaining our existing relationships and developing new relationships, our revenue growth may be harmed.

***If we fail to anticipate and respond to changes in the market for e-business solutions for process manufacturers, which is at a very early stage, our future revenue growth may be limited.***

The use of e-business solutions by process manufacturers is at an early stage and historically the process industries have not been early adopters of new business technologies. In addition, the market for e-business software and services for process manufacturing optimization is characterized by rapidly changing technology and customer needs. Our future success depends on our ability to enhance our current e-business offerings, to anticipate trends in the process industries regarding use of the Internet, and to develop in a timely and cost-effective manner new software and services that respond to evolving customer needs, emerging Internet technologies and standards, and competitive software and service offerings. We have invested, and intend to continue to invest from time to time, in e-business entities, such as Optimum Logistics, to accelerate the development and marketing of our e-business solution. If any of these e-business entities are not successful, our investment may be lost or substantially reduced in value.

***If use of the Internet or e-business does not continue to grow, our future operating results may suffer.***

The success of our e-business strategy is dependent on increasing demand for e-business products and solutions, and for increasing acceptance of use of the Internet for transacting business. Rapid growth in the use of the Internet and commercial online services is a recent phenomenon. Demand for recently introduced products and services over the Internet and online services is subject to a high level of uncertainty. The development of the Internet as a viable medium for the delivery of software applications is subject to number of factors, including:

- enterprises may be unwilling to shift their software selling and purchasing habits from traditional processes; and

- insufficient availability of telecommunications services or changes in telecommunications services could result in slower response times.

Critical issues concerning use of Internet-based business services are still unresolved and will likely affect use of these services. These issues include security, reliability, congestion, cost, ease of access and quality of service. Even if these issues are resolved, if the market for Internet-based business services fails to develop, or develops at a slower pace than anticipated, our business and operating results could be harmed.

***We may lose all or part of our investment in PetroVantage if the PetroVantage solution is not adopted by the market to the extent needed for us to recoup our investment.***

On September 14, 2000, we announced that we had formed PetroVantage, Inc. to develop a collaborative Internet-based software solution for optimizing and coordinating trading and logistics decisions and workflow among companies involved in evaluating, transporting and trading of crude oil, intermediates and refined products. We had invested $17.6 million in PetroVantage operating expenses through March 31, 2002 and have committed to fund operations through at least the end of fiscal year 2002. We may lose all or a portion of our investment in PetroVantage if PetroVantage's collaborative software solution does not gain market acceptance, is unable to achieve profitability or positive cash flow, or otherwise fails to meet our expectations.

The operation of PetroVantage differs significantly from the operation of our traditional business, and PetroVantage has no operating history that can be used to evaluate its business and future prospects. The creation and maintenance of a new collaborative software solution for crude oil, intermediate petroleum products, and refined petroleum products is a new, rapidly evolving and intensely competitive business. There are competing software solutions and Internet sites that provide alternative ways to improve the performance of companies working in the petroleum market, and these companies may choose one of these alternatives over PetroVantage even though PetroVantage provides the benefits and workflow improvements we plan to provide.

***We may require additional capital.***

We may need to raise additional capital in order to fund the continued development and marketing of our solutions. We expect our current cash balances (including proceeds from the private placement of common stock), cash-equivalents, short-term investments, availability of sales of our installment contracts, availability under our bank line of credit and cash flows from operations will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. However, we may need to obtain additional financing thereafter or earlier, if our current plans and projections prove to be inaccurate or our expected cash flows prove to be insufficient to fund our operations because of lower-than-expected revenues, unanticipated expenses or other unforeseen difficulties or to fund one or more acquisitions. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive. They may also result in our incurring additional indebtedness or accepting stockholder dilution. In addition, in the quarter ended March 31, 2002, we issued shares of convertible preferred stock that contain anti-dilution provisions, rights of first refusal and other terms that may limit or impair our ability to raise additional funds through future financings. If adequate funds are not available or are not available on acceptable terms, we may have to forego strategic acquisitions or investments, reduce or defer our development activities, or delay our introduction of new products and services. Any of these actions may seriously harm our business and operating results.

***We may suffer losses on fixed-price engagements.***

We derive a substantial portion of our total revenues from service engagements and a significant percentage of these engagements have been undertaken on a fixed-price basis. We bear the risk of cost overruns and inflation in connection with fixed-price engagements, and as a result, any of these engagements may be unprofitable. In the past, we have had cost overruns on fixed-price service engagements. In addition, to the extent that we are successful in shifting customer purchases to our integrated suites of software and services and we price those engagements on a fixed-price basis, the size of our fixed-price engagements may increase, which could cause the impact of an unprofitable fixed-price engagement to have a more pronounced impact on our operating results.

### *Our business may suffer if we fail to address the challenges associated with international operations.*

We have derived approximately 50% of our total revenues from customers outside the United States in each of the past three fiscal years. We anticipate that revenues from customers outside the United States will continue to account for a significant portion of our total revenues for the foreseeable future. Our operations outside the United States are subject to additional risks, including:

- unexpected changes in regulatory requirements, exchange rates, tariffs and other barriers;

- political and economic instability;

- difficulties in managing distributors and representatives;

- difficulties in staffing and managing foreign subsidiary operations;

- difficulties and delays in translating products and product documentation into foreign languages; and

- potentially adverse tax consequences.

The impact of future exchange rate fluctuations on our operating results cannot be accurately predicted. In recent years, we have increased the extent to which we denominate arrangements with international customers in the currencies of the countries in which the software or services are provided. From time to time we have engaged in, and may continue to engage in, hedges of a significant portion of installment contracts denominated in foreign currencies. Any hedging policies implemented by us may not be successful, and the cost of these hedging techniques may have a significant negative impact on our operating results.

### *We may not be able to protect our intellectual property rights, which could make us less competitive and cause us to lose market share.*

We regard our software as proprietary and rely on a combination of copyright, patent, trademark and trade secret laws, license and confidentiality agreements, and software security measures to protect our proprietary rights. We have registered or have applied to register several of our significant trademarks in the United States and in certain other countries. We generally enter into non-disclosure agreements with our employees and customers, and historically have restricted access to our software products' source codes, which we regard as proprietary information. In a few cases, we have provided copies of the source code for products to customers solely for the purpose of special product customization and have deposited copies of the source code for some of our products in third-party escrow accounts as security for ongoing service and license obligations. In these cases, we rely on non-disclosure and other contractual provisions to protect our proprietary rights.

The steps we have taken to protect our proprietary rights may not be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology. Any misappropriation of our technology or development of competitive technologies could harm our business, and could force us to incur substantial costs in protecting and enforcing our intellectual property rights. The laws of some countries in which our products are licensed do not protect our products and intellectual property rights to the same extent as the laws of the United States.

### *We may have to defend against intellectual property infringement claims, which could be expensive and, if we are not successful, could disrupt our business.*

Third parties may assert patent, trademark, copyright and other intellectual property rights to technologies that are important to us. In such an event, we may be required to incur significant costs in litigating a resolution to the asserted claims. The outcome of any litigation could require us to pay damages or obtain a license to a third party's proprietary rights in order to continue licensing our products as currently offered. If such a license is required, it might not be available on terms acceptable to us, if at all.

*Our software is complex and may contain undetected errors.*

Like many other complex software products, our software has on occasion contained undetected errors or "bugs." Because new releases of our software products are initially installed only by a selected group of customers, any errors or "bugs" in those new releases may not be detected for a number of months after the delivery of the software. These errors could result in loss of customers, harm to our reputation, adverse publicity, loss of revenues, delay in market acceptance, diversion of development resources, increased insurance costs or claims against us by customers.

*We may be subject to significant expenses and damages because of liability claims.*

The sale and implementation of certain of our software products and services, particularly in the areas of advanced process control and optimization, may entail the risk of product liability claims. Our software products and services are used in the design, operation and management of manufacturing processes at large facilities, and any failure of our software could result in significant claims against us for damages or for violations of environmental, safety and other laws and regulations. Our agreements with our customers generally contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions in our agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions. A substantial product liability claim against us could harm our operating results and financial condition.

*Our common stock may experience substantial price and volume fluctuations.*

The equity markets have from time to time experienced extreme price and volume fluctuations, particularly in the high technology sector, and those fluctuations have often been unrelated to the operating performance of particular companies. In addition, factors such as our financial performance, announcements of technological innovations or new products by us or our competitors, as well as market conditions in the computer software or hardware industries, may have a significant impact on the market price of our common stock. In the past, following periods of volatility in the market price of a public companies securities, securities class action litigation has often been instituted against companies. This type of litigation could result in substantial costs and a diversion of management's attention and resources.

*Our common stockholders may experience further dilution and the price of our common stock may decline as a result of our convertible preferred stock and common stock financings.*

In February and March of 2002, we issued and sold 40,000 shares of Series B-I convertible preferred stock and 20,000 shares of Series B-II convertible preferred stock, together with warrants to purchase 791,044 shares of common stock, for a purchase price of $60.0 million.

Each share of Series B-I and B-II preferred stock is convertible into a number of shares of common stock equal to the stated value, which initially is $1,000, divided by a conversion price of $19.97 and $17.66, respectively, subject to antidilution and other adjustments. If we issue additional shares of common stock, or instruments convertible or exchangeable for common stock, at an effective net price less than the lesser of (a) $17.75 or $15.69 and (b) the then-applicable conversion price, the conversion price of the Series B-I and Series B-II preferred stock, respectively, will be reduced to equal that effective net price. These adjustments do not apply to the issuance of common stock or such instruments in specified firm commitment underwritten public offerings, strategic arrangements, mergers or acquisitions, and grants and purchases of securities pursuant to equity incentive plans.

The Series B preferred stock accrues dividends at an annual rate of 4% that is payable quarterly, commencing June 30, 2002, in either cash or common stock, at our option (subject to our satisfaction of specified conditions set forth in our charter). From August 7, 2003 until February 7, 2004 for the Series B-I preferred stock, and from August 28, 2003 until February 17, 2004 for the Series B-II preferred stock, holders may require that we redeem up to a total of 20,000 shares of Series B-1 preferred stock and 10,000 shares of Series B-II preferred stock if the average closing price of the common stock for the 20 consecutive trading days immediately preceding August 7, 2003 and August 28, 2003, respectively, or any date thereafter is below the then-applicable conversion price. Beginning on February 8, 2004 and February 28, 2004, holders of Series B-I preferred stock and Series B-II preferred stock, respectively, may require that we redeem any or all of their shares. Any such redemption must be made in cash or stock, at our option (subject to our satisfaction of specified conditions set forth in our charter), at a price equal to the stated value plus accrued but unpaid dividends. We will be required to redeem all of the then-outstanding Series B preferred stock on February 7, 2009 at a price equal to the stated value plus all accrued but unpaid dividends. The redemption price may be paid in cash, common stock or both, at our option (subject to our satisfaction of specified conditions set forth in our charter).

As a result of these and other provisions, the Series B preferred stock may be converted, and the warrants may be exercised, at a price per share that may be less than the then-current market price of the common stock, which may cause substantial dilution to our existing common stockholders. If the conversion price of the Series B preferred stock or the exercise price of the warrants decreases as a result of anti-dilution provisions, the number of shares of common stock issuable in connection with any dividends conversion or redemption could increase significantly.

In May 2002, we entered into an agreement for the sale of up to 4,166,665 shares of common stock, together with five-year warrants to purchase up to 750,000 shares of common stock. In addition, we issued unit warrants, exercisable until July 23, 2002, that could result in the issuance of (a) up to an additional 2,083,333 shares of common stock and (b) five-year warrants to purchase up to an additional 375,000 shares of common stock. If we issue additional shares of common stock, or instruments convertible or exchangeable for common stock, in specified transactions at an effective net price less than the exercise price of any of the five-year warrants, then the exercise price of the warrants will be adjusted pursuant to a weighted-average anti-dilution formula. As the result of these and other provisions, these warrants may be exercised at a price per share that may be less than the then-current market price of the stock, which may cause dilution to our existing common stockholders.

We are required to register under the Securities Act for public resale, all of the shares of common stock (a) issued or issuable under the May 2002 agreement, (b) issuable upon conversion of the Series B-I and B-II preferred stock and (c) issuable upon exercise of the warrants issued or issuable in connection with the February, March and May 2002 financings. Any sale of shares of common stock upon conversion of the Series B preferred stock and exercise of the warrants into the public market could cause a decline in the trading price of the common stock.

**Item 3.** *Quantitative and Qualitative Disclosures About Market Risk*

Information relating to quantitative and qualitative disclosure about market risk is set forth under the caption "Notes to Consolidated Condensed Financial Statements," [2. (a), (d) and (e)] and below under the captions "Investment Portfolio" and "Foreign Exchange Hedging."

*Investment Portfolio*

We do not use derivative financial instruments in our investment portfolio. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issuer and the types of instruments approved for investment. We do not expect any material loss with respect to our investment portfolio. The following table provides information about our investment portfolio. For investment securities, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

Principal (Notional) Amounts by Expected Maturity in U.S. Dollars($)

|  | Fair Value at 3/31/02 | FY2002 | FY2003 | FY2004 | FY2005 |
|---|---|---|---|---|---|
| Cash Equivalents | $103,174 | $103,174 | — | — | — |
| Weighted Average Interest Rate | 1.48% | 1.48% | — | — | — |
| Investments | $ 14,624 | $ 3,793 | $5,622 | $2,069 | $3,140 |
| Weighted Average Interest Rate | 5.43% | 5.28% | 5.08% | 5.55% | 6.13% |
| Total Portfolio | $117,798 | $106,967 | $5,622 | $2,069 | $3,140 |
| Weighted Average Interest Rate | 1.97% | 1.61% | 5.08% | 5.55% | 6.13% |

*Impact of Foreign Currency Rate Changes*

During the first nine months of fiscal 2002, the U.S. dollar generally strengthened against Asia/Pacific and European currencies. The translation of the parent company's intercompany receivables and foreign entities assets and liabilities did not have a material impact on our consolidated results. Foreign exchange forward contracts are only purchased to hedge certain customer accounts and installment receivable amounts denominated in a foreign currency.

*Foreign Exchange Hedging*

We enter into foreign exchange forward contracts to reduce our exposure to currency fluctuations on customer accounts receivables denominated in foreign currency. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on our operating results. We do not use derivative financial instruments for speculative or trading purposes. We had $6.4 million of foreign exchange forward contracts denominated in British, French, Japanese, Swiss, Netherlands, and Euro currencies which represented underlying customer accounts receivable transactions at the end of the third quarter of fiscal 2002. We adopted SFAS 133 in the first quarter of fiscal 2001. As a result, at each balance sheet date, the foreign exchange forward contracts and the related installments receivable denominated in foreign currency are revalued based on the current market exchange rates. Resulting gains and losses are included in earnings or deferred as a component of other comprehensive income. These deferred gains and losses are recognized in income in the period in which the underlying anticipated transaction occurs. Gains and loss related to these instruments for the first and second quarters of fiscal 2001 were not material to our financial position . We do not anticipate any material adverse effect on our consolidated financial position, results of operations, or cash flows resulting from the use of these instruments. However, we cannot assure you that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

The following table provides information about our foreign exchange forward contracts at the end of the third quarter of fiscal 2002. The table presents the value of the contracts in U.S. dollars at the contract exchange rate as of the contract maturity date. The average contract rate approximates the weighted average contractual foreign currency exchange rate and the forward position in U.S. dollars approximates the fair value of the contract at the end of the third quarter of fiscal 2002.

Forward Contracts to Sell Foreign Currencies for U.S. Dollars Related to Customer Installments Receivable:

| Currency | Average Contract Rate | Forward Amount in U.S. Dollars (in thousands) | Contract Origination Date | Contract Maturity Date |
|---|---|---|---|---|
| British Pound Sterling | 1.45 | $2,817 | Various: Jul 99 — Feb 02 | Various: Apr 02 — Dec 03 |
| Japanese Yen | 115.58 | 2,569 | Various: Jul 99 — March 02 | Various: Apr 02 — Dec 03 |
| Swiss Franc | 1.64 | 517 | Various: Jul 99 — Feb 02 | Various: Apr 02 — Dec 02 |
| Euro | 0.90 | 305 | Various: Jan 01 — Aug 01 | Various: May 02 — May 03 |
| French Franc | 7.44 | 221 | Various: Jun 00 — Mar 02 | Various: Apr 02 — Dec 02 |
| Netherland Guilder | 2.39 | 14 | Various: Aug 01 | Various: Aug 02 |
| Total | | $6,443 | | |

# PART II. OTHER INFORMATION

## Item 1. *Legal Proceedings*

We are not a party to any pending material proceedings. We may be a party to lawsuits in the normal course of our business. We note that securities litigation, in particular, can be expensive and disruptive to our normal business operations and the outcome of complex legal proceedings can be very difficult to predict.

## Item 2. *Changes in Securities and Use of Proceeds*

On February 6, 2002, we issued and sold 30,000 shares of Series B-1 convertible preferred stock, together with warrants to purchase 365,854 shares of common stock, for a purchase price of $30.0 million. On February 28, 2002, we issued and sold 20,000 shares of Series B-2 convertible preferred stock, together with warrants to purchase 283,460 shares of common stock for a purchase price of $20.0 million.

On March 19, 2002 the shareholders of the Series B-1 and Series B-2 convertible preferred stock exchanged their respective shares into 30,000 shares of Series B-I convertible preferred stock and 20,000 shares of Series B-II convertible preferred stock. Concurrently, we issued and sold an additional 10,000 shares of Series B-I convertible preferred stock, together with warrants to purchase 141,730 shares of common stock, for a purchase price of $10.0 million.

In the discussion below, we refer to these securities as Series B-I preferred, Series B-II preferred (together, the Series B preferred) and initial warrants. The Series B preferred and initial warrants were issued in a private placement to three institutional investors.

### Series B Preferred

Each share of Series B preferred stock has an initial stated value of $1,000. The Series B preferred stock accrues dividends at an annual rate of 4% that is payable quarterly, commencing June 30, 2002, in either cash or common stock, at our option (subject to our satisfaction of specified conditions set forth in our charter). The Series B preferred stock is subject to mandatory redemption on February 7, 2009.

### Conversion

Conversion at Option of Holders. Each share of Series B-I preferred stock and Series B-II preferred stock is convertible into a number of shares of common stock equal to the stated value, which initially is $1,000, divided by a conversion price of $19.97 and $17.66, respectively, subject to anti-dilution and other adjustments summarized below and set forth in detail in our charter. As a result, the shares of Series B-I preferred stock and Series B-II preferred stock initially are convertible into approximately 2,002,974 and 1,132,502 shares of common stock, respectively. If we issue additional shares of common stock, or instruments convertible or exchangeable for common stock, at an effective net price less than the lesser of (a) $17.75 or $15.69 and (b) the then-applicable conversion price, the conversion price of the Series B-I and Series B-II preferred stock, respectively, will be reduced to equal that effective net price. These adjustments do not apply, however, to the issuance of common stock or such instruments in specified firm commitment underwritten public offerings, strategic arrangements, mergers or acquisitions, and grants and purchases of securities pursuant to equity incentive plans. In addition, the conversion price of the Series B preferred stock is subject to equitable adjustment in the event of stock splits, stock dividends, distributions, subdivisions or combinations affecting common stock.

Mandatory Conversion. In general, we may require holders to convert their shares of Series B preferred stock into common stock if the closing price of the common stock has exceeded 135% of the conversion price for 20 consecutive trading days at any time after the effective date of a registration statement covering the common stock issuable upon conversion. We may be precluded, to the extent set forth in our charter, from exercising this right in circumstances where some of the 20 trading days occurred after we have publicly announced a change of control event.

### Redemption

Redemption at Option of Holders. From August 7, 2003 until February 7, 2004 with respect to the Series B-I preferred stock, and from August 28, 2003 until February 27, 2003 with respect to the Series B-II preferred stock, holders may require that we redeem up to a total of 20,000 shares of Series B-I preferred stock and 10,000 shares of Series B-II preferred stock if the average closing price of the common stock for the 20 consecutive trading days immediately preceding August 7, 2003 or August 28, 2003, respectively, or any date thereafter is below the then-applicable conversion price. Beginning on February 8, 2004 and February 28, 2004, holders of Series B-I preferred stock and Series B-II preferred stock, respectively, may require that we redeem any or all of their shares. Any such redemption may be made in cash or stock, at our option (subject to our satisfaction of specified conditions set forth in our charter), at a price equal to the stated value plus accrued but unpaid dividends. The Series B preferred stock is not subject to optional redemption before August 7, 2003, except as described in the following paragraph.

Redemption or Conversion upon Change of Control. In the event of a specified "change of control," a holder either may require that we redeem shares of Series B preferred stock at a price equal to 115% of the stated value, plus accrued but unpaid dividends, or may elect to convert shares of Series B preferred stock into the consideration that the holder would have received had the holder converted the shares of Series B preferred stock into common stock immediately before the change of control event. If the holder elects the former option, the Company may redeem the shares in cash or Series C preferred stock, at the Company's option. Events constituting a change of control for these purposes are set forth in our charter.

Mandatory Redemption. We will be required to redeem all of the then-outstanding Series B preferred stock on February 7, 2009 at a price equal to the stated value plus all accrued but unpaid dividends. The redemption price may be paid in cash, common stock or both, at our option (subject to our satisfaction of specified conditions set forth in our charter).

## Repurchase

Upon the occurrence of specified "triggering events," each holder may require that we repurchase all or any portion of the shares of Series B preferred stock then held by such holder at a price per share equal to the greater of 115% of:

- the stated value of the shares, together with all accrued and unpaid dividends, and

- the market value of the common stock issuable upon conversion of the shares (including all accrued and unpaid dividends).

In addition, holders may require that we repurchase all or any portion of shares of common stock previously issued upon conversion of shares of Series B preferred, at a price per share equal to 115% of the market value of the common stock.

The triggering events are set forth in our charter and in general relate to:

- bankruptcy-related events;

- changes of control;

- a suspension of trading of the common stock;

- our failure to have sufficient authorized shares of common stock reserved for issuance upon conversions of Series B preferred stock or exercises of initial warrants or to deliver common stock certificates upon any such conversion or exercise;

- our failure to cause a registration statement to be filed, or to be declared and maintained effective, as required under the registration rights agreement;

- our failure to make a cash payment when due, or any other continuing default by us, under any of the documents delivered in connection with the placement.

If a triggering event (other than a bankruptcy-related event, a change of control or a payment default) occurs and is continuing after the expiration of any applicable cure period, we must pay holders an amount in cash equal to one percent for each of the first two months, and two percent for each subsequent month, of the aggregate purchase price originally paid for the Series B preferred stock and initial warrants. These amounts will no longer accrue to a holder if the holder elects to have its Series B preferred stock and initial warrants repurchased as described above.

In situations deemed to be outside of our control, the repurchase may be paid in cash, Series C preferred stock, or both, at our option. In situations deemed to be within our control, cash repurchase may be required.

## Initial Warrants

The initial warrants are exercisable through February and March 2007 to purchase 507,584 and 283,460 shares of common stock at an initial exercise price of $23.99 and 20.64 per share, respectively. If we issue additional shares of common stock, or instruments convertible or exchangeable for common stock, at an effective net price less than the exercise price, the exercise price will be reduced to equal that effective net price. These adjustments do not apply, however, to the issuance of common stock or such instruments in specified firm commitment underwritten public offerings, strategic arrangements, mergers or acquisitions, and grants and purchases of securities pursuant to equity incentive plans. The initial warrants are subject to repurchase as described above.

**Registration of Underlying Common Stock**

In connection with the transactions described above, we have agreed to register for resale under the Securities Act the shares of common stock issuable upon conversion of the Series B preferred shares and exercisable under the initial warrants. Pursuant to the registration rights agreement, we have agreed to register these shares on a shelf registration statement on Form S-3. We have agreed to have an initial registration statement declared effective by May 30, 2002 and to use our best efforts to keep it continuously effective until the earlier of (a) March 19, 2004 or (b) all the shares covered by the registration statement have been sold. During such period, we may not suspend sales under the registration statement except in the limited circumstances set forth in the registration rights agreement.

**Item 6.** *Exhibits and Reports on Form 8-K*

**(a)** *Exhibits*

| Exhibit Number | Description |
|---|---|
| 4.1 | Certificate of Designations of the Series B-1 Convertible Preferred Stock and Series B-2 Convertible Preferred Stock (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on February 12, 2002 and incorporated herein by reference) |
| 4.2 | Certificate of Designations of the Series B-I Convertible Preferred Stock and Series B-II Convertible Preferred Stock (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on March 19, 2002 and incorporated herein by reference) |
| 4.3 | Certificate of Designations of the Series C Preferred Stock (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on March 19, 2002 and incorporated herein by reference) |
| 4.4 | Amendment No. 2, dated as of February 6, 2002, to Rights Agreement dated as of March 12, 1998 between Aspen Technology, Inc. and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 4.5 to Amendment No. 3 to Form 8-A/A filed by Aspen Technology, Inc. on February 12, 2002 and incorporated herein by reference) |
| 4.5 | Amendment No. 3, dated as of March 19, 2002, to Rights Agreement dated as of March 12, 1998 between Aspen Technology, Inc. and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 4.6 to Amendment No. 4 to Form 8-A/A filed by Aspen Technology, Inc. on March 20, 2002 and incorporated herein by reference) |
| 4.6 | Registration Rights Agreement dated as of February 8, 2002 between Aspen Technology, Inc. and Accenture LLP (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on February 12, 2002 and incorporated herein by reference) |
| 4.7 | Amended and Restated Registration Rights Agreement dated as of March 19, 2002 between Aspen Technology, Inc. and the Purchasers named therein (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on March 19, 2002 and incorporated herein by reference) |
| 10.1 | Stockholder Agreement dated as of February 8, 2002 between Aspen Technology, Inc. and Accenture LLP (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on February 12, 2002 and incorporated herein by reference) |
| 10.2 | Amended and Restated Securities Purchase Agreement dated as of March 19, 2002 between Aspen Technology, Inc. and the Purchasers named therein (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on March 19, 2002 and incorporated herein by reference) |
| 10.3 | Amendment No. 3, dated as of March 19, 2002, to Credit Agreement dated as of October 27, 2000 between Aspen Technology, Inc. and Fleet National Bank (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on March 19, 2002 and incorporated herein by reference) |
| 10.4 | Amendment No. 4, dated as of March 19, 2002, to Credit Agreement dated as of October 27, 2000 between Aspen Technology, Inc. and Fleet National Bank (filed as Exhibit to Current Report on Form 8-K filed by Aspen Technology, Inc. on March 19, 2002 and incorporated herein by reference) |

**(b)** *Report on Form 8-K*

On February 12, 2002, we filed a current report on Form 8-K with respect to (a) our issuance of Series B-1 convertible preferred stock and warrants in a private placement and (b) our entering into a strategic alliance with Accenture.

On March 3, 2002, we filed a current report on Form 8-K with respect to our issuance of Series B-2 convertible preferred stock and warrants in a private placement.

On March 20, 2002, we filed a current report on Form 8-K with respect to our issuance of Series B-I and B-II convertible preferred stock in exchange for outstanding Series B-1 and B-2 convertible preferred stock.

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ASPEN TECHNOLOGY, INC.

By:  /s/             LISA W. ZAPPALA

Lisa W. Zappala
*Senior Vice President and*
*Chief Financial Officer*

Date: May 15, 2002